FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1. Consolidated Results of Operations (US GAAP), First quarter, year ending March 2027

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 3, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

 Consolidated Results of Operations First quarter, year ending March 2027 (US GAAP)     Nomura Holdings, Inc. July 2026

Outline Presentation Financial Supplement Executive summary P2 Trend in stable revenue P3 Rolling four-quarter average P4 Overview of results P5 Business segment results P6 Wealth Management P7-9 Investment Management P10-11 Wholesale P12-14 Banking P15-16 Non-interest expenses P17 Robust financial position P18 Consolidated balance sheet P20 Value at risk P21 Consolidated financial highlights P22 Consolidated income P23 Main revenue items P24 Consolidated results: Income (loss) before income taxes by segment and region P25 Segment “Other” P26 Wealth Management related data P27-30 Investment Management related data P31-32 Wholesale related data P33 Number of employees P34

NOMURA 100YEARS

Executive summary

FY2026/27 1Q highlights

Revenue and income before income taxes rose QoQ at all segments and ROE[1] came in at 15.4%: Benefits of structural reforms are being steadily reflected in earnings, progress towards 2030 Management Vision remains on track

- Expansion of asset management-based business has strengthened stable revenue base
- The Americas and AEJ drove growth, with income before income taxes from three international regions reaching a record high of Y75.2bn[2]
  - Focused business areas are steadily expanding, adding greater depth to profits from international operations
- Steady implementation of initiatives to strengthen the Banking business, a key growth area

- Net revenue: Y686.7bn (+19% QoQ); Income before income taxes: Y211.5bn (+96% QoQ); Net income[3]: Y145.6bn (+97% QoQ); EPS[4]: Y48.34
- **Four segment income before income taxes of Y213.0bn (+70% QoQ)**

Wealth Management

- Recurring revenue, recurring revenue assets, and net inflows of recurring revenue assets all hit record highs as asset management business gained traction
- Recurring revenue cost coverage ratio rose to 76%, margin on income before income taxes was high at 49%

Investment Management

- Net revenue, income before income taxes reached record high since establishment of division[5]
- Assets under management rose to record high of Y156trn, management fees rose in Japan and overseas, including at acquired businesses. Increased gain/loss related to American Century Investments also contributed to revenue growth

Wholesale

- Initiatives to strengthen stability, growth, and diversification paid off, driving both net revenue and income before income taxes to record highs since the division was established[6]
- Global Markets drove overall performance on back of sharp increase in revenues from focus areas such as Equities and the International Wealth Management business
- Investment Banking revenue exceeded Y50bn in 1Q for the first time ever

Banking

- Revenue from lending activities as well as trust and agent services remained steady
- Deposit sweep service launched and achieved steady growth in contracts and balances

Income before income taxes and net income[3]

Groupwide


(billions of yen)
Income before income taxes
Net income
160.3
104.6
136.6
92.1
135.2
91.6
107.7
73.9
211.5
145.6
FY25/26 1Q
2Q
3Q
4Q
FY26/27 1Q

Four segment income before income taxes


(billions of yen)
Investment Management
Wealth Management
Banking
Wholesale
105.8
132.6
142.9
125.6
213.0
FY25/26 1Q
2Q
3Q
4Q
FY26/27 1Q

1. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period.
2. Since disclosures began in FY2008/09
3. Net income (loss) attributable to Nomura Holdings shareholders.
4. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.
5. Established in April 2021
6. Established in April 2010

2

Trend in stable revenue: Stable revenues up around 1.6x YoY on expansion of asset management-based business Recurring revenue assets and AuM increased with inflows Stable revenue1 steadily expanding2 (trillions of yen) 40 30 20 10 0    (trillions of yen) 200 160 120 80 40 0 Recurring revenue assets     AuM (billions of yen) 600 [GRAPHIC APPEARS HERE]500 400 300 200 100 0 WM Recurring revenue  IM Business revenue Banking revenue Total of recurring revenue in Wealth Management, business revenue in Investment Management, and revenue in Banking. Banking revenue is separately disclosed from FY25/26 1Q following the establishment of the Banking Division in April 2025. A portion of Banking revenue was previously included in recurring revenue in the Wealth Management Division. Retrospective adjustments have been made to figures for FY23/24 and FY24/25 to reflect the establishment of the Banking Division, but not to figures for earlier fiscal years.

Rolling four-quarter average1 Revenue and income before income taxes by Division Wealth Management2 Investment Management (billions of yen) 160 120 80 40 Avg. recurring revenue Avg. flow revenue, etc. Avg. income before income taxes (billions of yen) 80 60 40 20 Avg. business revenue Avg. investment gain/loss Avg. income before income taxes 76.6 0 0 Wholesale Banking2 (billions of yen) 320 240 160 80 0 Avg. Global Markets Avg. Investment Banking Avg. income before income taxes 317.6 (billions of yen) 16 12 8 4 0 Avg. revenue Avg. income before income taxes Calculated for each quarter as the simple average of revenue and income before income taxes for the most recent four quarters, including the quarter in question Figures for periods up to the fiscal year ended March 2025 have been retrospectively adjusted to reflect the establishment of the Banking Division in April 2025, which includes certain banking businesses previously reported under Wealth Management. Revenue and income before income taxes are calculated based on these adjusted figures.

Overview of results Highlights (billions of yen, excluding EPS, BPS and ROE) FY25/26 FY26/27 QoQ YoY 1Q 2Q 3Q 4Q 1Q     from three international regions Net income (loss) attributable to Nomura Holdings shareholders. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. Total Nomura Holdings shareholders’ equity per share. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period. Three international regions refers to (i) the Americas, (ii) Europe and (iii) Asia and Oceania (Including Powai office in India). Geographic information is based on U.S. GAAP. Nomura’s revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.

Business segment results Net revenue and income (loss) before income taxes (billions of yen) FY25/26 FY26/27 QoQ YoY 1Q 2Q 3Q 4Q 1Q  Net revenue Wealth Management 105.8 116.5 132.5 133.1 145.4 9% 37% Investment Management 50.6 60.8 60.9 86.2 98.3 14% 94% Wholesale 261.1 279.2 313.9 308.1 369.1 20% 41% Banking 12.8 12.9 13.7 14.5 15.2 5% 19% Subtotal 430.3 469.3 521.0 542.0 628.1 16% 46% Other* 93.2 44.4 28.1 31.2 53.1 70% -43% Unrealized gain (loss) on investments in equity securities held for operating purpose -0.1 1.8 2.7 4.0 5.5 39% - Net revenue 523.3 515.5 551.8 577.2 686.7 19% 31% Income (loss) before income taxes Wealth Management 38.8 45.5 58.5 61.2 71.1 16% 83% Investment Management 21.5 30.7 17.9 18.1 45.0 148% 109% Wholesale 41.9 53.1 62.3 43.2 93.3 116% 123% Banking 3.6 3.2 4.2 3.0 3.6 19% 1% Subtotal 105.8 132.6 142.9 125.6 213.0 70% 101% Other* 54.6 2.3 -10.3 -22.0 -7.0 - - Unrealized gain (loss) on investments in equity securities held for operating purpose -0.1 1.8 2.7 4.0 5.5 39% - Income (loss) before income taxes 160.3 136.6 135.2 107.7 211.5 96% 32% * Additional information on “Other” (FY 2026/27 1Q) Loss related to economic hedging (Y-2.0bn) Gain on changes to own and counterparty credit spread relating to Derivatives (Y1.4bn) .

Wealth Management Net revenue and income (loss) before income taxes1 Key points (billions of yen) FY25/ 26 FY26/ 27 QoQ YoY 1Q 2Q 3Q 4Q 1Q Net revenue Non-interest expenses Income before income taxes 105.8 67.0 38.8 116.5 71.0 45.5 132.5 74.0 58.5 133.1 71.9 61.2 145.4 74.3 71.1 9% 3% 16% 37% 11% 83% Progress in shifting to a revenue model driven by asset management businesses, maintaining a trend of higher revenue and profit Growth in recurring revenue assets and increased client activity boosted both flow revenue, etc. and recurring revenue, thereby driving earnings Ongoing cost controls reined in growth in costs relative to growth in net Breakdown of net revenue1 revenue Recurring revenue cost coverage ratio3 reached 76%, representing steady (billions of yen)  Flow revenue, etc. Recurring revenue 160 140 120 100 80 60 40 20 0 progress towards FY2030/31 target Recurring revenue Net inflows of recurring revenue assets at record high (+Y539.6bn): Strong net growth in both investment trusts and discretionary investments Recurring revenue also reached a fresh record-high: Solid market conditions and net inflows of recurring revenue assets offset the absence of investment advisory fees booked on a half-year basis Flow revenue, etc. Flow revenue, etc. grew by 13% QoQ: Solid client activity, mainly in investment trusts Growth of client assets FY25/26 4Q FY26/27 1Q Recurring revenue1 44.5 51.2 52.7 56.8 59.2 4% 33% Investment trust net inflows4 +Y335.7bn +Y375.5bn Flow revenue, etc.2 61.3 65.3 79.8 76.4 86.2 13% 41% Discretionary investment net inflows4 +Y98.8bn +Y189.1bn Net revenue 105.8 116.5 132.5 133.1 145.4 9% 37% Net inflows of Cash and securities5 +Y2.720trn -Y8.5582trn Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.). Revenue from transactions (brokerage revenue, consulting-related revenue), interest income, etc. other than from loans. Recurring revenue divided by non-interest expenses using four-quarter cumulative. 4. Excludes Corporate section. 5. Cash and securities inflows minus outflows, excluding regional financial institutions.

Wealth Management: Asset purchases based on long-term, diversified investment continued to grow

NOMURA 100YEARS

Total sales[1]



(billions of yen)
Discretionary investments, Insurance products
Investment trusts
Bonds
Stocks
12,000
10,000
8,000
6,000
4,000
2,000
0
FY25/26
FY26/27

	1Q	2Q	3Q	4Q	1Q
Stocks	4,967.5	4,539.9	4,741.3	9,953.3	**6,404.0**
Bonds	660.6	633.4	473.4	447.6	**512.0**
Investment trust	754.7	815.2	1,095.1	953.7	**1,167.3**
Discretionary investments	140.2	187.0	221.0	223.6	**308.6**
Insurance	137.3	185.5	132.7	96.7	**131.7**
Total sales[1]	6,660.3	6,361.0	6,663.4	11,675.0	**8,523.7**

(1Q–4Q: FY25/26; last 1Q: FY26/27)

Total sales[1] were Y8.5237trn, -27% QoQ
Strong performance mainly in investment trusts and discretionary investments

- Stocks: -36% QoQ
  - Down QoQ due to the absence of major tender offers, but buoyant market conditions led to uptick in client activity. High levels of purchases
  - Primary stock subscriptions: Up 10% QoQ at Y223.4bn
- Bonds: +14% QoQ
  - Firm demand for Japanese bonds due to rising yen interest rates
  - Flat sales of foreign bonds due to uncertain outlook for US interest rates and exchange rates
- Investment trusts: +22% QoQ
  - Demand for long-term diversified investments held firm, inflows remained strong especially into newly established funds and equity growth funds
- Discretionary investments: +38% QoQ
  - Efforts to tailor services to client needs drove substantial growth in value of SMA mandates
- Insurance: +36% QoQ
  - Substantial growth in sales of insurance products geared towards pension and estate planning

1. Excludes Corporate section and Workplace Solution Department.

8

Wealth Management: KPI summary Net inflows of recurring revenue assets1 Recurring revenue assets and recurring revenue2 Net inflows of recurring revenue assets for 17th consecutive quarter, reaching all-time high for both Wealth Management total and excluding Corporate section Both recurring revenue and recurring revenue assets reached all-time highs thanks to strong net inflows of recurring revenue assets and favorable market (billions of yen) conditions Recurring revenue assets 750 600 450 300 150 0    FY25/26    FY26/27 35 30 25 20 15 10 FY25/26 Recurring revenue (rhs) 56.8 59.2 60 50 40 30 20 FY26/27 1Q 2Q 3Q 4Q 1Q Jun/1Q Sep/2Q Dec/3Q Mar/4Q Jun/1Q Flow business clients Workplace client assets Number of flow business clients up YoY on accurate reading of client needs ¦ Steady growth in the provision of workplace services, still driven primarily by ESOPs (thousands) 1,900 1,700 1,500 1,300 1,100 900 700 FY2025/26  FY2026/27    Jun Sep Dec Mar (trillions of yen) 12 10 8 6 4 2 0 FY25/26 Jun Sep    Dec Mar    FY26/27 Jun Excludes investment trust distributions, and investment trust net inflows in level fee accounts, etc. Revenue from client assets and ongoing revenue (investment trusts, discretionary investments, insurance, loans, level fee assets, etc.).

Investment Management

Net revenue and income (loss) before income taxes[1]

(billions of yen)	FY25/26				FY26/27	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	50.6	60.8	60.9	86.2	**98.3**	**14%**	**94%**
Non-interest expenses	29.0	30.1	43.0	68.1	**53.3**	**-22%**	**84%**
Income before income taxes	21.5	30.7	17.9	18.1	**45.0**	**148%**	**109%**

Breakdown of net revenue

(billions of yen)



100
80
60
40
20
0
Investment gain/loss
Business revenue

	FY25/26				FY26/27	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Business revenue[1,2]	40.6	44.1	57.8	81.2	**86.2**	**6%**	**112%**
Investment gain/loss[3]	9.9	16.8	3.1	5.0	**12.1**	**141%**	**22%**
Net revenue	50.6	60.8	60.9	86.2	**98.3**	**14%**	**94%**

Key points

Net revenue: Y98.3bn (+14% QoQ, +94%YoY)
Income before income taxes: Y45.0bn (+148%QoQ, +109%YoY)

- Net revenue and income before income taxes at all-time high since establishment of division in April 2021
  - Record-high business revenue. Assets under management reached Y156trn, contributing to net revenue growth both in Japan and overseas
  - Substantial contributions to investment gain/loss from American Century Investments (ACI)-related investment gain/loss
- Costs down QoQ on absence of one-time costs booked in previous quarter

Business revenue

- Net revenue: Y86.2bn (+6% QoQ, +112% YoY)
  - Asset management business continued to deliver solid performance
    - Asset management fees reached a new high on growth in assets under management
    - International business revenue also grew. Funds flowed into newly established EM equity fund actively managed by Nomura Asset Management International, and collaboration between Japanese and overseas offices on acquired businesses made steady progress
  - Aircraft leasing business Nomura Babcock & Brown performed well but revenue leveled off versus prior quarter

Investment gain/loss

- Net revenue: Y12.1bn (+141% QoQ, up 22% YoY)
  - Substantial QoQ rise in ACI-related investment gain/loss
  - Valuation gains were also recorded on several portfolio companies held by funds

1. Includes revenues from Nomura Fiduciary Research & Consulting Co., Ltd. starting in FY2025/26 1Q. Includes revenues from public asset management business of Macquarie Group since 1 December 2025.
2. Includes revenues from asset management business, aircraft leasing-related revenues, and general partner management fees gained from private assets and other investment businesses.
3. Consists of net revenue arising from American Century Investments-related gain/loss, investment business in private assets & other, and investments (including changes in fair valuations, funding costs, management fees, dividends, etc.)

10

Investment Management: AuM, inclusive of alternative assets, remains at a record-high Assets under management (net)1 (trillions of yen) Domestic Investment Advisory and international business, etc. Assets under management at record high of Y156.4trn 160 120 80 40 0 Domestic Investment trust business    FY25/26 156.4    FY26/27 Domestic investment trust business Net inflows of around Y500bn into investment trusts (excl. ETFs, MRFs, etc.), outflows of around Y940bn from ETFs Investment trusts: Inflows into newly established actively managed EM equity investment trust, actively managed Japanese equity investment trusts, and balanced funds ETFs: Outflows mainly from Japanese equity ETFs, amid the market rally Domestic investment advisory and international businesses Japan booked inflows mainly into actively managed Japanese equities and private assets International business saw sustained outflows from mutual funds, in line with US market trends, plus outflows from US high-yield bonds Jun Sep Dec Mar Jun Net inflows2 Alternative AuM3: net inflows continue, reaching a record-high (billions of yen) 800 400 0 -400 -800 -1,200 -1,600 Domestic Investment Advisory and international business, etc. Domestic Investment trust business (billions of yen) 4,000 3,000 2,000 1,000 0 FY25/26 1Q 2Q 3Q 4Q FY26/27 1Q FY25/26 Jun Sep Dec Mar FY26/27 Jun Assets under management (net) are calculated by deducting overlapping assets within the Investment Management division from the simple aggregate (gross) of AuM of asset management companies within Investment Management division Based on assets under management (net) Total of Nomura Asset Management alternative AuM and private assets AuM of other asset management companies within Investment Management division

Wholesale Net revenue and income (loss) before income taxes Key points Initiatives to strengthen stability, growth, and diversification saw solid progress, driving both net revenue and income before income taxes to record highs since the division was established in April 2010 income taxes Revenue/modified RWA1 6.9% 7.1% 7.8% 7.6% 9.3% CIR improved as revenue growth drove operating leverage Resources were flexibly allocated in response to market conditions under the self-funding framework, resulting in improvement in Revenue/modified RWA Net revenue by business line Net revenue by region (billions of yen) Investment Banking Global Markets    Global Markets Investment Banking 400 300 200 100 0    223.1 37.9    235.7 43.5    256.8 57.1    252.5 55.6    318.7 50.4    26% -9%    43% 33% (billions of yen) 400 300 200 100 0 FY25/26  Japan  AEJ EMEA Americas    FY26/27 Net revenue 261.1 279.2 313.9 308.1 369.1 20% 41% 1Q 2Q 3Q 4Q 1Q Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier 1 capital calculated and presented under Basel III divided by our internal minimum capital ratio target. Starting from FY2025/26 1Q, based on Basel III finalization rule. A record since comparisons possible in FY2016/17

Wholesale: Global Markets

Net revenue

(billions of yen)



350
300
250
200
150
100
50
0
FI: Others [1]
FI: Macro Products [2]
FI: Spread Products [3]
EQ: Others [4]
EQ: Equity Products [5]
EQ: Execution Services [6]

	FY25/26				FY26/27	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Fixed Income (FI)	124.8	121.9	136.9	125.3	**139.2**	**11%**	**12%**
Equities (EQ)	98.3	113.8	119.9	127.2	**179.4**	**41%**	**83%**
Global Markets	223.1	235.7	256.8	252.5	**318.7**	**26%**	**43%**

Key points

Net Revenue: Y318.7bn (+26% QoQ、+43%YoY)

- Fixed Income: Saw revenue growth in Credit and FX/EM. International Wealth Management revenue continued to grow steadily as the client base expanded, contributing to revenue diversification
- Equities: Revenue climbed to a record high[7] for the fourth consecutive quarter, driven by successful expansion of proven businesses across regions under a globalized strategy, with both Equity Products and Execution Services delivering record performance[7]

Fixed Income

- Net Revenue: Y139.2bn (+11% QoQ、+12% YoY)
  - **Macro Products**: Rates revenue rose in EMEA on increased client activity. FX/EM revenue rose substantially in AEJ on increased client flows
  - **Spread Products**: Credit revenue rose substantially in Japan and AEJ on increased client activity as spreads tightened. Securitized Products revenue came in flat QoQ

Equity

- Net Revenue: Y179.4bn (+41% QoQ、+83% YoY)
  - **Equity Products**: Franchise expansion across regions and increased client flows drove growth mainly in Derivatives
  - **Execution Services**: AEJ drove growth on accurate reading of client activity

1. International Wealth Management, businesses run together with Investment Banking, and other revenue not attributed to a particular desk. 2. Rates, FX/EM 3. Credit, Securitized Products.
4. Businesses run together with Investment Banking, Other gains and losses not attributable to a particular desk. 5. Cash and derivatives trading and Prime Services.
6. Equities execution business 7. A record since comparisons possible in FY2016/17

13

Wholesale: Investment Banking Net revenue Major Deals ~ Utilizing global franchise to participate in deals (billions of yen) 60 40 20 0  Financing, Solutions, etc. Advisory EDF Power Solutions’ (France) sale of North American renewable energy business to KKR ($4.6bn) Blackstone’s equity investment in Eurowind Energy (Denmark) (€2.0bn) Privatization of J.S.B. Co., Ltd. (Y200.7bn) ORIX Corporation’s sale of ORIX Bank Corporation (Y370.0bn) Medipal Holdings’ acquisition of PALTAC Corporation to make it a wholly owned subsidiary (Y192.0bn) Hitachi Group’s business transfer of home appliance business to Nojima (Y110.0bn) Establishment of a renewable energy joint venture between TotalEnergies (France) and Masdar (UAE) (Undisclosed) Accenture’s acquisition of Alfahealth (Italy) (Undisclosed) 37.9 Key points 43.5 57.1 55.6 50.4 -9% 33% CIMB Thai Bank’s sale of partial loan portfolio (Undisclosed) Firmus Technologies (Australia): Blackstone-led debt facility ($10bn) and Coatue Management-led equity raise ($505m) Honda Motor: Euro-denominated senior notes (€2.5bn) Madison Air (US): IPO ($2.5bn) Forgent Power Solutions (US): FO ($2.3bn) Net revenues at all-time high for 1Q, exceeding Y50bn for first time since FY2016/17, earliest period for which data is available, even though 1Q tends to be a sparse quarter for corporate action for seasonal reasons Advisory Net revenue down versus strong prior quarter, but contributions from growth investments and portfolio realignment deals in Japan, and from multiple deals, including renewable energy-related deals, on overseas markets, where strategic focus on improved content paid off Financing and Solutions, etc.1 ECM remained at top of league table in Japan2, with contributions from multiple major deals. Overseas, there were benefits from multiple ECM deals in the Americas, responding to diverse needs, including issuance of bond-type class shares DCM was widely involved in bond issuance by a broad range of Japanese and overseas issuers Solutions-related business performed solidly both in Japan and overseas JX Advanced Metals: Euroyen CB (Y250.0bn) Japan Airlines: Bond-Type Class Shares (Y200.0bn) GO Inc.: IPO (Y97.2bn) 1Q net revenue highest for a 1Q since FY2016/17 (billions of yen) 60 40 20 0 1. ECM, DCM, ALF, businesses run together with Global Markets, and other revenue not attributed to a particular product. 2. Source: LSEG (as of July 13th, 2026) 14

NOMURA 100YEARS

Banking

Net revenue and income (loss) before income taxes

(billions of yen)	FY25/26				FY26/27	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	12.8	12.9	13.7	14.5	**15.2**	**5%**	**19%**
Non-interest expenses	9.2	9.7	9.5	11.5	**11.6**	**1%**	**26%**
Income before income taxes	3.6	3.2	4.2	3.0	**3.6**	**19%**	**1%**

Breakdown of net revenue[1]

(billions of yen)



Trust & Agent Service Revenue
Banking revenue and others
16
12
8
4
0

	FY25/26				FY26/27	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Banking revenue and others[1]	3.6	3.5	3.2	3.4	**4.1**	**19%**	**12%**
Trust & Agent Service revenue[2]	9.2	9.4	10.5	11.1	**11.2**	**1%**	**22%**
Net revenue	12.8	12.9	13.7	14.5	**15.2**	**5%**	**19%**

Key points

Net Revenue: Y15.2bn (+5% QoQ、+19%YoY)
Income before income taxes: Y3.6bn (+19% QoQ、+1%YoY)

- Achieved revenue and profit growth. Launched deposit sweep service as scheduled on April 27
  - Banking net revenue rose on steady growth in loans outstanding
  - The division booked system costs related to deposit sweep service as well as advertising and promotional expenses to support its rollout

Banking revenue and others

- Net revenue Y4.1bn (+19% QoQ, +12% YoY)
  - Deposit sweep service saw steady growth in contracts and balances, driven by promotional campaigns and collaboration with WM division
  - Growth in loans outstanding ensured growth in revenue from lending operations
  - Valuation gains on securities holdings also boosted revenue

Trust & Agent Service revenue

- Net revenue Y11.2bn (+1% QoQ, +22% YoY)
  - Investment trust balances at Nomura Trust and Banking grew due to market factors and acquisition of mandates for newly established investment trusts via enhanced marketing strategy, while trust fees increased steadily
  - Nomura Bank Luxembourg saw sustained inflows into public and private funds, driven by strong demand from Japanese investors for private assets

	FY25/26 Mar	FY26/27 Jun	Increase (Decrease)
Deposit Balance[3]	**Y1,334.5 bn**	**Y1,664.2bn**	**Y329.7bn**

1. *Banking revenue and others consists mainly of net interest margin earned by The Nomura Trust and Banking Co., Ltd. ("NTB"), as well as service revenue such as fees and spreads from foreign exchange transactions at NTB in the division.*
2. *Trust & Agent Service Revenue consists mainly of revenue from Nomura Bank (Luxembourg) S.A. ("NBL") and revenue generated from the management of client assets such as investment trusts and similar vehicles at NTB.*
3. *NTB. Excludes negotiable certificates of deposit.*

15

Banking: KPI summary

Loans outstanding (Nomura Trust and Banking)



(billions of yen)
1,300
1,100
900
700
1,069
1,093
1,131
1,177
1,247
FY25/26 Jun
Sep
Dec
Mar
FY26/27 Jun

KPI highlights

Loans outstanding

- Growth in loans outstanding primarily for Nomura Web loans, reflecting increased use of internet banking, rise in profile of securities-backed loans thanks to advertising strategy, and increase in value of loan collateral because of rising markets

Investment trust balance

- Balance rose on onboarding of asset management companies and acquisition of mandates for newly established investment trusts on back of enhanced marketing strategy, along with favorable market conditions

Assets under administration

- Balance rose on sustained inflows into public and private funds investing in private assets, reflecting strength of products and services

Investment trust balance (Nomura Trust and Banking)[1]



(trillions of yen)
45
40
35
30
40.0
40.4
41.2
42.9
44.0
FY25/26 1Q
2Q
3Q
4Q
FY26/27 Jun

Assets under administration (Nomura Bank Luxembourg)



(billions of dollar)
Nomura Group
Others
70
60
50
40
30
20
10
0
59.3
60.2
62.4
64.6
69.0
28.0
28.1
29.2
29.2
30.1
31.4
32.1
33.2
35.3
38.9
FY25/26 Jun
Sep
Dec
Mar
FY26/27 Jun

1. *Investment trust balance (NTB) is the total net asset value of each fund as of the end of its most recent fiscal period*

16

Non-interest expenses (billions of yen) Full year Quarter  (billions of yen) Key points First quarter Other Business development expenses Occupancy and related depreciation Information processing and communications Commissions and floor brokerage Compensation and benefits 2,000 1,500 1,000 500 0 500 400 300 200 100 0 Non-interest expenses: Y475.2bn (+1% QoQ) Compensation and benefits (+4% QoQ) Increase in performance-linked bonuses and deferred compensation Commissions and floor brokerage (-2% QoQ) Absence of temporary increase posted in prior quarter due to changes in accounting presentation Compensation and benefits Commissions and floor brokerage Information processing and communications Occupancy and related depreciation Business development expenses Other Total Information processing and communications (+3% QoQ) Increase in IT infrastructure upgrade costs and equipment costs related to new head office

Robust financial position Balance sheet related indicators and capital ratios RWA and CET 1 capital ratio3 (trillions of yen) 30 25 20 15 10 5 0 FY25/26 Jun Sep  RWA (lhs)    Dec Mar     FY26/27 Jun 25% 20% 15% 10% 5% 0% Tier 1 capital 3,843 3,767 Tier 2 capital 189.3 239.2 Changes in RWA2 Total capital 4,032 4,006 (trillions of yen) RWA CET 1 capital ratio3 Tier 1 capital ratio Consolidated capital adequacy ratio Consolidated leverage ratio4 HQLA5 LCR5 TLAC ratio (RWA basis) TLAC ratio (total exposure basis) 24,544 12.8% 15.6% 16.4% 5.18% Y7.9trn 214.0% 26.7% 9.9% 25,522 30 12.9% 25 14.7% 20 15.6% 4.64% 15 Y8.9trn 10 196.9% 5 29.4% 10.2% 0 24.5 4.2 6.5  1.4 25.5 -0.4 -0.0 4.2 6.1    Operational risk Market risk Credit risk6 Mar 26 Jun 26 Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’ equity Jun 2026 is preliminary. 3. CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets. 4. Tier 1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items). 5. Daily average for each quarter. 6. Credit risk includes CVA.

   Financial Supplement

Consolidated balance sheet Consolidated balance sheet (billions of yen)    equity and debt investments1    1. Including securities pledged as collateral. 20

Value at risk Definition 95% confidence level 1-day time horizon for outstanding portfolio Inter-product price fluctuations considered From April 1, 2026, to June 30, 2026 (billions of yen) Maximum: 6.7 Minimum: 5.5 Average: 6.0 (billions of yen)  FY2024/25 FY2025/26 FY2025/26 FY2026/27 Mar Mar Jun Sep Dec Mar Jun Equity 2.0 4.5 3.2 3.6 4.8 4.5 4.7 Interest rate 2.1 2.9 2.2 2.2 2.6 2.9 3.2 Foreign exchange 1.5 1.1 1.6 1.5 1.3 1.1 1.5 Sub-total 5.6 8.5 7.0 7.3 8.7 8.5 9.4 Diversification benefit -1.8 -2.7 -2.5 -2.4 -2.5 -2.7 -3.1 VaR 3.8 5.8 4.5 4.9 6.2 5.8 6.3     21

Consolidated financial highlights (billions of yen)    [GRAPHIC APPEARS HERE]    Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders ROE 400 300 200 100 0 12% 9% 6% 3% 0% FY2025/26 FY2026/27 1Q 2Q 3Q 4Q 1Q 523.3 515.5 551.8 577.2 686.7 160.3 136.6 135.2 107.7 211.5 104.6 92.1 91.6 73.9 145.6 3,476.0 3,485.3 3,651.8 3,707.9 3,834.3 12.0% 11.3% 10.8% 10.1% 15.4% 35.19 31.34 31.21 25.29 49.90 34.04 30.49 30.19 24.34 48.34 1,177.31 1,188.05 1,244.72 1,277.99 1,311.94 1. Quarterly ROE is calculated using annualized year-to-date net income. 22

Consolidated income (billions of yen) Revenue  Commissions 407.0 455.3 100.6 105.0 119.2 130.4 128.2 Fees from investment banking 212.2 200.5 38.4 44.6 59.0 58.6 56.2 Asset management and portfolio service fees 378.2 468.6 92.9 102.5 122.7 150.6 162.1 Net gain on trading 580.1 696.9 142.2 171.9 190.7 192.0 230.3 Gain (loss) on private equity and debt investments 7.6 12.6 6.3 4.4 1.6 0.3 0.6 Interest and dividends 2,927.9 2,669.6 649.6 652.8 712.5 654.8 698.5 Gain (loss) on investments in equity securities 0.4 13.1 -0.4 4.4 4.5 4.6 6.8 Other 223.3 241.8 127.0 75.6 17.8 21.5 89.0 Total revenue 4,736.7 4,758.5 1,156.6 1,161.2 1,227.9 1,212.8 1,371.7 Interest expense 2,844.3 2,590.8 633.3 645.8 676.2 635.6 685.0 Net revenue 1,892.5 2,167.7 523.3 515.5 551.8 577.2 686.7 Non-interest expenses 1,420.5 1,627.9 363.0 378.8 416.5 469.5 475.2 Income (loss) before income taxes 472.0 539.8 160.3 136.6 135.2 107.7 211.5 Net income (loss) attributable to NHI shareholders 340.7 362.1 104.6 92.1 91.6 73.9 145.6

Main revenue items (billions of yen)  FY2024/25 FY2025/26 FY2025/26 FY2026/27 1Q 2Q 3Q 4Q 1Q Commissions Stock brokerage commissions 264.5 295.2 62.8 67.2 79.9 85.3 84.7 Other brokerage commissions 17.5 20.3 4.7 4.5 3.3 7.8 6.7 Commissions for distribution of 66.1 66.3 14.3 14.3 20.9 16.9 22.1     Fees from Investment banking    Asset Management and portfolio service fees

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA 100YEARS

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)

	FY2024/25	FY2025/26	FY2025/26				FY2026/27
			1Q	2Q	3Q	4Q	1Q
Wealth Management[1]	166.2	204.0	38.8	45.5	58.5	61.2	**71.1**
Investment Management	89.6	88.3	21.5	30.7	17.9	18.1	**45.0**
Wholesale	166.3	200.6	41.9	53.1	62.3	43.2	**93.3**
Banking[1]	16.4	14.0	3.6	3.2	4.2	3.0	**3.6**
Four business segments total[1]	438.4	506.9	105.8	132.6	142.9	125.6	**213.0**
Other[1]	35.1	24.6	54.6	2.3	-10.3	-22.0	**-7.0**
Segments total	473.5	531.6	160.4	134.9	132.6	103.7	**206.0**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-1.5	8.3	-0.1	1.8	2.7	4.0	**5.5**
Income (loss) before income taxes	472.0	539.8	160.3	136.6	135.2	107.7	**211.5**

Geographic information: Income (loss) before income taxes[2]

(billions of yen)

	FY2024/25	FY2025/26	FY2025/26				FY2026/27
			1Q	2Q	3Q	4Q	1Q
Americas	65.8	61.9	15.6	29.1	17.1	0.1	**39.8**
Europe	20.3	-31.1	-7.0	0.4	-10.6	-13.8	**-11.7**
Asia and Oceania	50.9	60.8	18.9	15.4	9.8	16.6	**47.2**
Subtotal	137.0	91.5	27.5	44.9	16.3	2.9	**75.2**
Japan	335.0	448.3	132.8	91.8	118.9	104.8	**136.3**
Income (loss) before income taxes	472.0	539.8	160.3	136.6	135.2	107.7	**211.5**

1. *Retrospective adjustments made to prior years figures following the establishment of Banking Division.*
2. *Geographic information is based on U.S. GAAP. Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

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Segment “Other” Income (loss) before income taxes (billions of yen) 60 54.6 45 30 15 0 -15 -30 1 2 -22.0 Net gain (loss) related to economic hedging transactions Realized gain (loss) on investments in equity securities held for operating Equity in earnings of affiliates Corporate items Others1 Income (loss) before income taxes1

Wealth Management related data (1) (billions of yen)  FY2024/25 FY2025/26 Commissions 183.6 217.5 46.2 52.1 58.7 60.6 66.9 10.4% 44.9% Of which, stock brokerage commission 72.2 96.0 18.3 22.7 24.7 30.3 30.9 2.2% 68.9% investment trusts    trusts    (transaction base)

Wealth Management related data (2) Wealth Management client assets (trillions of yen) Other Foreign investment trusts Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities    Including CBs and warrants Including annuity insurance. 200 150 100 50 0 183.7     FY2025/26 FY2026/27 Jun Sep Dec Mar Jun     28

Wealth Management related data (3) Net inflows of cash and securities1 (billions of yen) Wealth Management total 6,000 5,000 4,000 3,000 2,000 1,000 0 -1,000    Cash and securities inflows minus outflows, excluding regional financial institutions. Retail excludes Corporate section, Private Wealth Management and Workplace Service from Wealth Management total. Retail Only. -8,558 FY2025/26 FY2026/27 1Q 2Q 3Q 4Q 1Q     29

Wealth Management related data (4) Number of accounts (thousands)  FY2024/25 FY2025/26 FY2025/26 FY2026/27 Mar Mar Jun Sep Dec Mar Jun Accounts with balance 5,934 6,095 5,965 5,998 6,075 6,095 6,136 Equity holding accounts 3,285 3,310 3,292 3,292 3,301 3,310 3,336 NISA accounts opened 1,779 1,900 1,800 1,816 1,877 1,900 1,919 Online service accounts 5,974 6,377 6,053 6,140 6,278 6,377 6,452 New individual accounts / IT share1 (thousands) FY2024/25 FY2025/26 FY2025/26 FY2026/27 1Q 2Q 3Q 4Q 1Q New individual accounts 372 440 103 103 113 121 96 IT share1 No. of orders 85% 85% 86% 85% 83% 85% 83% Transaction value 60% 59% 59% 60% 58% 59% 56%     Ratio of cash stocks traded via online service. 30

NOMURA 100YEARS

Investment Management related data (1)

Net revenue and income (loss) before income taxes

(billions of yen)

	FY2024/25	FY2025/26	FY2025/26				FY2026/27	QoQ	YoY
			1Q	2Q	3Q	4Q	1Q		
Business revenue	163.7	223.7	40.6	44.1	57.8	81.2	**86.2**	**6.2%**	**112.0%**
Investment gain/loss	28.8	34.8	9.9	16.8	3.1	5.0	**12.1**	**140.8%**	**22.1%**
Net revenue	192.5	258.5	50.6	60.8	60.9	86.2	**98.3**	**14.0%**	**94.4%**
Non-interest expenses	102.9	170.2	29.0	30.1	43.0	68.1	**53.3**	**-21.7%**	**83.6%**
Income (loss) before income taxes	89.6	88.3	21.5	30.7	17.9	18.1	**45.0**	**148.3%**	**109.0%**

Assets under management by company[1]

(trillions of yen)

	FY2024/25	FY2025/26	FY2025/26				FY2026/27
	Mar	Mar	Jun	Sep	Dec	Mar	Jun
Nomura Asset Management	88.1	111.3	93.0	99.7	108.4	111.3	**127.7**
Nomura Asset Management International, etc.[2]	5.5	34.1	8.8	9.3	34.9	34.1	**37.8**
Assets under management (gross)[3]	93.6	145.4	101.8	109.1	143.3	145.4	**165.5**
Group company overlap	4.3	8.5	7.5	7.8	8.6	8.5	**9.1**
Assets under management (net)[4]	89.3	136.9	94.3	101.2	134.7	136.9	**156.4**

1. *From FY 2024/25 onward, assets under management (gross) of Nomura Asset Management and the Group company overlap decreased by a similar amount owing to the reorganization in the Americas on April 1, 2024. Includes the assets under management of Macquarie Group's Public Asset Management business (acquired on 1 December 2025).*
2. *The assets under management (gross) of Nomura Corporate Research and Asset Management etc, and the Group company overlap increased by the same amount due to the transfer of Nomura Fiduciary Research & Consulting to the Investment Management division effective April 1, 2025. Established Nomura Asset Management International in December 2025 by integrating Nomura Capital Management and Nomura Corporate Research and Asset Management (Nomura's core U.S. investment management entities) with the acquired business.*
3. *Total of assets under management (gross) of asset management companies within the Investment Management division.*
4. *Net after deducting Group company overlap from assets under management (gross).*

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Investment Management related data (2) Investment Management asset inflows/outflows by business1 (billions of yen)    international businesses, etc.    (trillions of yen)  FY2024/25 FY2025/26 Mar Mar Domestic public investment trusts Market 236.3 305.5 254.3 276.8 301.6 305.5 359.9 Nomura Asset Management share (%) 25% 25% 25% 24% 24% 25% 24% Domestic public stock investment trusts Market 221.5 289.1 239.0 260.4 284.7 289.1 343.1 Nomura Asset Management share (%) 24% 23% 23% 23% 23% 23% 23% Domestic public bond investment trusts Market 14.8 16.4 15.3 16.4 16.9 16.4 16.8 Nomura Asset Management share (%) 44% 43% 44% 44% 43% 43% 42% ETF Market 85.8 113.9 92.3 100.4 109.9 113.9 135.7 Nomura Asset Management share (%) 44% 44% 44% 44% 44% 44% 44% Based on assets under management (net) Source: Investment Management Association of Japan

Wholesale related data Net revenue and income (loss) before income taxes (billions of yen)  FY2024/25 FY2025/26 FY2025/26 FY2026/27 QoQ YoY 1Q 2Q 3Q 4Q 1Q Net revenue 1,057.9 1,162.2 261.1 279.2 313.9 308.1 369.1 19.8% 41.4% Non-interest expenses 891.7 961.7 219.2 226.0 251.6 264.8 275.8 4.1% 25.8% Income (loss) before income taxes 166.3 200.6 41.9 53.1 62.3 43.2 93.3 115.9% 122.7%  Breakdown of Wholesale revenue (billions of yen) Fixed Income 499.2 509.0 124.8 121.9 136.9 125.3 139.2 11.1% 11.5% Equities 375.4 459.2 98.3 113.8 119.9 127.2 179.4 41.1% 82.5% Global Markets 874.6 968.1 223.1 235.7 256.8 252.5 318.7 26.2% 42.8% Investment Banking 183.3 194.1 37.9 43.5 57.1 55.6 50.4 -9.3% 32.9% Net revenue 1,057.9 1,162.2 261.1 279.2 313.9 308.1 369.1 19.8% 41.4%     33

Number of employees      FY2024/25 FY2025/26 FY2025/26 FY2026/27 Mar Mar Jun Sep Dec Mar Jun Japan 14,877 15,017 15,317 15,144 15,061 15,017 15,339 Europe 3,133 3,269 3,155 3,173 3,237 3,269 3,265 Americas 2,417 3,028 2,476 2,450 3,030 3,028 3,079 Asia and Oceania1 6,815 7,363 6,960 7,109 7,273 7,363 7,529 Total 27,242 28,677 27,908 27,876 28,601 28,677 29,212    Includes Powai office in India. 34

Disclaimer     This document is produced by Nomura Holdings, Inc. (“Nomura”). Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information. All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (https://www.nomura.com) and on the SEC‘s website (https://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions. Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. The consolidated financial information in this document is unaudited.

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